September 30, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Tyler Howes
Sebastian Gomez Abero

Re:	Capital City Bank Group, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023
File No. 000-13358

Dear Messrs. Howes and Abero:

On behalf of Capital City Bank Group, Inc. (the “Company”), I have set forth below the Company’s response to the recent comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter, dated September 19, 2024. The comment relates to the Company’s Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2023 filed on July 12, 2024 (the “Form 10-K/A”). For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023

Item 11. Executive Compensation, Page 146

1.	We note your reference to the sections entitled “Compensation Discussion and Analysis,” in your Proxy Statement filed on March 14, 2024. It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Response: The Company respectfully acknowledges the Staff’s comment. The interactive data for the recovery analysis was inadvertently excluded. The Company agrees and has noted for future filings that the interactive data should be included for recovery analysis in accordance with Rule 405 of Regulation S-T.

We hope the foregoing is responsive to your comment. Please do not hesitate to contact me by telephone at (850) 402-8450 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Jeptha E. Larkin

Jeptha E. Larkin,

EVP and CFO of Capital City Bank Group, Inc.